911103

SEC 03014599 OMMISSION 49

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER
8-46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412-288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

One Oxford Centre	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notarial Seal
Susan B. Hill, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 10, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Edgewood Services, Inc.

We have audited the accompanying balance sheet of Edgewood Services, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 14, 2003

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Commission in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2003

EDGEWOOD SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2002
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	1,773
Receivable from affiliates, net		1,337
Accounts receivable, net of reserve of $22		121
Deferred tax asset		51
Other assets		6
Property and equipment, net		47
Total assets	$	3,335
Liabilities:		
Accounts payable	$	175
Accrued expenses		108
Income taxes payable		4
Reclaim reserve		126
Other liabilities		1
Deferred tax liability		12
Total liabilities		426
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		488
Total shareholder's equity		2,909
Total liabilities and shareholder's equity	$	3,335

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

Revenue:		
Commission income, net	$	7,865
TrustConnect revenue, net		1,269
Total revenue		9,134
Operating Expenses:		
Allocated expenses from affiliates		5,412
Compensation and related		2,261
Marketing and promotional		254
Systems and communications		190
Office and occupancy		119
Travel and related		112
Other		304
Total operating expenses		8,652
Operating Income		482
Nonoperating Income:		
Dividends		29
Income before income taxes		511
Income tax provision		227
Net income	$	284

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2002	$ 0	$ 2,421	$ 204	$ 2,625
Net income	0	0	284	284
Balance at December 31, 2002	$ 0	$ 2,421	$ 488	$ 2,909

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

Operating Activities:		
Net income	$	284
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		19
Benefit for deferred income taxes		(45)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(335)
Decrease in accounts receivable, net		79
Decrease in accrued revenue		9
Decrease in other current assets		24
Increase in accounts payable and accrued expenses		19
Decrease in income taxes payable		(20)
Increase in other liabilities		94
Net cash provided by operating activities		128
Investing Activities:		
Additions to property and equipment		(2)
Cash used by investing activities		(2)
Net increase in cash and cash equivalents		126
Cash and cash equivalents, beginning of year		1,647
Cash and cash equivalents, end of year	$	1,773

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

Balance at January 1, 2002	$	0
Additions and/or reductions		0
Balance at December 31, 2002	$	0

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer primarily for the clearance of mutual fund trades with bank trust departments. As such, the Company promptly transmits all funds and promptly delivers all securities received in connection with its activities as a broker/dealer. The Company may not hold funds or securities on behalf of customers.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and an investment in a money market fund, which is managed by another affiliate of Federated and may be liquidated upon demand.

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from four to ten years using the straight-line method. All additions are recorded at cost.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. The adoption of this statement had no material impact on the financial condition or results of operations of the Company. Should there be an indication of a change in useful life or an impairment in the value of an asset, the Company compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined using discounted cash flows.

(e) Revenue Recognition

The Company, as a registered broker/dealer, earns commission and transaction based (TrustConnect) income by clearing mutual fund trades primarily for bank trust departments. Revenue is recognized during the period in which services are performed. Commission income and TrustConnect revenue are shown net of third-party distribution costs and fee waivers, respectively. The Company evaluates the collectibility of outstanding receivables at each period end and records an allowance for doubtful accounts which is based on the Company's historical experience.

(f) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated entity, the Company participates in a tax-sharing policy. Therefore, although the Company computes its Federal income tax provision on a separate company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that its losses can be used to reduce consolidated tax expense. The Company files and computes state taxes on a separate company basis, where available, in compliance with the respective state tax law.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(g) Disclosures of Fair Value

Carrying amounts approximate fair value for the following financial instruments due to their short maturities: Cash and cash equivalents, Receivables, Accounts Payable and Accrued expenses, Receivable from affiliate, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

	(in thousands)
Capitalized software development	$45
Office furniture and equipment	24
Computer equipment	22
	91
Accumulated depreciation	(44)
Property and equipment, net	$ 47

Depreciation expense was approximately $19,000 for the year ended December 31, 2002.

(3) DISCRETIONARY LINE OF CREDIT

The Company has a discretionary line of credit agreement with a bank under which it can borrow up to $45,000,000 for the payment of obligations associated with the daily net settlements of mutual funds processed through the National Securities Clearing Corporation. Borrowings under this agreement bear interest at a rate defined by the bank at the time of the borrowing and are payable on demand. At December 31, 2002, the outstanding balance under this agreement was zero.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash related activities on a centralized basis. As such, the Company's revenues and certain operating expenses, including compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and credited or charged to the Company.

The "Receivable from affiliates, net" represents the amount of fees collected by another affiliate of Federated on behalf of the Company in excess of operating expenses paid by this affiliate on behalf of the Company. "Receivable from affiliates, net" is not settled in cash.

(5) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 25% of their annual compensation, subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions to the plan charged to the Company by Federated were $58,000 for the year ended December 31, 2002. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(6) INCOME TAXES

Income tax expense for the year ended December 31, 2002, consists of the following:

(in thousands)	Current Expense	Deferred Benefit	Total
Federal	$207	$(45)	$162
State	65	-	65
Total	$272	$(45)	$227

The temporary differences that give rise to the significant portion of the deferred tax assets and liabilities consisted of the following as of December 31, 2002:

(in thousands)	
Deferred tax assets:	
Reserve for clearing reclaims	$ 44
Reserve for bad debt	7
Total gross deferred tax asset	51
Deferred tax liabilities:	
Capitalized software development costs	10
Fixed assets	2
Total gross deferred tax liability	12
Net deferred tax asset	$ 39

The Company's effective tax rate for the year ended December 31, 2002, was 44.3%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes and meals and entertainment expense incurred during 2002, 50% of which is non-deductible for tax purposes.

(7) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $1,375,000, which is $1,347,000 in excess of its required capital of $28,000.

EDGEWOOD SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002
(dollars in thousands)

Computation of net capital:		
Shareholder's equity		$ 2,909
Deductions and/or changes:		
Nonallowable assets	$ 1,502	
Haircut on securities owned	32	1,534
Net capital		$ 1,375
Aggregate indebtedness		$ 426
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 28
Excess net capital		$ 1,347
Ratio of aggregate indebtedness to net capital		.31 to 1

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing.